                                                                Exhbit (a)(5)(K)
                                 June 13, 2000


     Re:  Instructions Regarding Payment for Shares and Options

To Verio Non-Employee Directors:

     As you are aware, NTT Communications Corporation ("NTT Communications") has made a tender offer to purchase all outstanding common stock of Verio Inc. ("Verio") for cash at a price of $60.00 per share (the "Offer"). This letter explains the effects of the Offer on the shares of Verio stock that you may own directly, as well as options that you may hold under the 1998 Non-Employee Director Stock Incentive Plan and/or the 1996 Stock Option Plan. Please read through this letter carefully, as it provides instructions for what you must do to participate in the Offer that NTT Communications has made to acquire Verio.

1.  Verio Stock You Own Directly.

     Verio stock that you may own directly includes shares that you purchased through the exercise of a stock option, shares that you purchased on the market or shares that you acquired directly from Verio. If you hold these shares in a brokerage account, your broker already should have sent you materials describing the Offer and what you need to do in order to tender the shares in the Offer. You should call your broker if you have not received these forms, but we have also included a copy with this letter. If you hold your shares through a broker, then you can tender your shares without the necessity of completing any documents by merely calling your broker and instructing him or her to tender the shares on your behalf. Your broker may charge you a fee for tendering your shares in the Offer.

     If you acquired shares directly from Verio and hold a stock certificate evidencing those shares, you should have received a package of materials directly in the mail containing a blue Letter of Transmittal. In the case of shares where you actually hold a stock certificate, you must complete and sign the Letter of Transmittal and return it to the Depositary Agent in accordance with the instructions contained in those documents.

     If you do not tender shares that you actually own in the Offer, but the Offer is nevertheless completed, your shares will be automatically converted into a right to receive cash, at the same $60 price per share, at the time of the merger which will occur some time after the completion of the Offer. We don't know precisely what the timing of that subsequent merger would be.

2.  Verio Stock Options.

     Attached to this letter is a summary prepared by our stock plan administrators showing the option grants that you have previously received from Verio under our 1998 Non-Employee Director Stock Incentive Plan and/or our 1996 Stock Option Plan, and information concerning those grants as of May 31, 2000. If you have previously exercised vested options and continue to hold the stock that you acquired at that time, then you should follow the instructions under paragraph 1 above for those shares.

     On May 7, 2000, the Verio Board of Directors determined that any of your outstanding options that are not vested immediately prior to, and otherwise would not vest automatically by their terms upon the completion of, the Offer shall automatically vest and become fully exercisable upon the completion of the Offer. Accordingly, all of your outstanding options will be fully vested and exercisable upon completion of the Offer. By the terms of our agreement with NTT, you will be entitled to receive cash shortly after the completion of the Offer for your outstanding vested options. The amount of cash that you will receive for each outstanding vested option you hold will equal the difference between $60 and the exercise price applicable to that option, less applicable federal, state and local tax withholdings. You must sign the duplicate copy of this letter included in this package and return it to Verio in the enclosed envelope in order to receive cash in exchange for your outstanding options following the Offer.

     If you have questions concerning whether you might want to exercise options that you currently hold and that are already vested in order to participate directly in the Offer with the shares that you acquire upon exercise, or simply continue to hold your vested options and receive cash shortly after the completion of the Offer, you should refer to the Questions and Answers that are included with this letter, in which we have responded to this and other questions relevant to the treatment of shares and options in the Offer.

     Verio's stock option plans will terminate upon completion of the Offer.

     Again, if you wish to receive cash in exchange for your outstanding vested options, please sign and date the enclosed copy of this letter and return it to Verio in the envelope provided. You will not receive the cash amount described in this letter for your options until the Offer is actually completed and Verio has received a signed copy of this letter back from you.

     By signing and returning the enclosed copy of this letter to Verio, you are agreeing, if the Offer is completed, to exchange your outstanding options for the right to receive cash, as described in this letter. Consequently, upon completion of the Offer, you will have no further rights to acquire the Verio stock represented by your options. Under the terms of the options themselves, all outstanding options will automatically expire upon completion of the Offer.

  If you have any additional questions about the foregoing or any of the attachments, please feel free to contact me.

                         Very truly yours,


                         /s/ Carla Hamre Donelson


                         Carla Hamre Donelson


I have reviewed the foregoing Instructions Regarding Payment for Shares and Options and the accompanying information concerning the options previously granted to me in connection with my services to Verio. I hereby request that payment be made to me as described in this letter and the accompanying documents for the options that I hold pursuant to such grant(s).


Signature:   ____________________________

Print Name:  ____________________________

Date: _____________________________



Attachments:

 .  Individual Summary of Option Grants
 .  Q&A
 .  Tender Offer Materials